Exhibit 99.2



News Release

Southern Star Central Corp.

Date: April 7, 2006

Contact:

Susanne Harris
Southern Star (investor relations)
(270) 852-5000
susanne.w.harris@sscgp.com

Gayle Hobbs
Southern Star (media relations)
(270) 852-4503
gayle.b.hobbs@sscgp.com

Southern Star Announces Priced Offering of Notes

Owensboro, KY - - (BUSINESS WIRE) - - April 7, 2006 - - Southern Star Central Corp. (Southern Star) announced today that it has priced the offering of $200 million in aggregate principal amount of 6 ¾% senior unsecured notes due 2016.   The offering is being made in a private placement, and the closing of the offering is conditioned on the satisfaction of customary conditions.

Southern Star also announced today that its wholly owned operating subsidiary, Southern Star Central Gas Pipeline, Inc. (Central), priced its concurrent offering of $230 million in aggregate principal amount of 6% senior unsecured notes due 2016. Central's offering is also being made in a private placement, and its closing is also conditioned on the satisfaction of customary conditions.

Each of Southern Star and Central will use the net proceeds of its offering to repay its existing indebtedness and to pay related fees and expenses. Neither private placement is conditioned upon the successful completion of the other.

The securities to be offered have not been registered under the Securities Act of 1933, as amended (the Securities Act), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The senior unsecured notes will be offered only by means of an offering memorandum to qualified institutional buyers under Rule 144A and to non-U.S. persons under Regulation S.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. an interstate natural gas transmission system spanning approximately 6,000 miles in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline facilities are located throughout Kansas, Oklahoma, Nebraska, Missouri, Wyoming, Colorado and Texas. It serves major markets such as the Kansas City metropolitan area, Wichita, Kansas and the Joplin/Springfield, Missouri areas. For news releases, or for more information about Southern Star, visit the company website at www.southernstarcentralcorp.com.

Safe Harbor Statement
The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Southern Star's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Southern Star's control; operational risks and limitations of Southern Star's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Southern Star is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Southern Star's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Southern Star assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.